

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Dr. Stephen R. Clarke
Chief Executive Officer
Aqua Metals, Inc.
501 23rd Avenue
Oakland, CA 94606

> **Re: Aqua Metals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2015**
> **File No. 377-01005**

Dear Dr. Clarke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please revise your registration statement to disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act.

3.   Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

Risk Factors, page 6

4.   We note section 12.1 of your Amended and Restated Bylaws provides for an exclusive forum for certain litigation. Please revise your disclosure to include a risk factor that addresses the potential impact of such a provision on your shareholders.

Our Business Model, page 18

5.   We note your disclosure regarding countries that do not allow overseas ownership of lead production facilities and your intent to supply your process to third parties in such countries. Please expand your disclosure to include the number of countries where overseas ownership is restricted in which you intend to do business. Your expanded disclosure should also include the estimated importance of those restricted countries to your business model.

Management's Discussion and Analysis, page 23

6.   Given the significance of your warrants and their related mark to market adjustments, please revise your filing to identify the accounting for common stock warrants as a critical accounting policy and provide a comprehensive discussion of management´s judgments as to the assumptions used to determine the fair value of your warrants. Alternatively, please explain to us why you do not believe accounting for your common stock warrants is a critical accounting policy.

7.   Given the significance of your intellectual property to your business, please also identify as a critical accounting policy, your policy for performing impairment analysis on your intellectual property. Please ensure that this discussion provides comprehensive disclosure regarding when you perform this analysis and the assumptions that you use in the analysis.

Principal Stockholders, page 29

8.   Please include the address of each of your beneficial owners in accordance with Item 403(a) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.   We note your disclosure that in June 2014 you sold 4,800,000 shares of common stock to your founders. Please revise your disclosure to include the aggregate offering price of such shares of common stock. See Item 701(c) of Regulation S-K.

Notes to the Financial Statements

3. Intellectual Property, page F-10

10. Regarding your intellectual property, please address the following items:
- Revise your filing to provide a more robust description of the intellectual property;
- Explain how you accounted for the shareholder contribution of the intellectual property, and;
- Revise your filing to provide a more comprehensive discussion regarding the assumptions used to determine the fair value of the intellectual property.

11. We note your disclosure that the fair market value of the intellectual property was determined by an independent valuation expert. Please describe for us the nature and extent of the third party valuation firm's involvement in the determination of the fair value of the intellectual property and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or Kevin Stertzel (Staff Accountant) at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-Mail
        Daniel K. Donahue
        Greenberg Traurig, LLP